# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: REVIVA PHARMACEUTICALS HOLDINGS, INC., CIK 0001742927
CUSIP: 76152G100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 10080 N WOLFE ROAD, SUITE SW3-200, CUPERTINO, California (CA), 95014
Date of event which requires filing of this statement: 06/27/2025
Amends the filing with accession number 0001104659-20-138040
Filed by CIK 0001818245
Persons authorized to receive notices and communications: Laxminarayan Bhat, 10080 N. Wolfe Rd., Suite SW3-200, Cupertino, California (CA), 95014, 408-501-8881

## Reporting persons
- Bhat Laxminarayan (CIK 0001818245): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,301,282; shared voting power 311,102; sole dispositive power 3,301,282; shared dispositive power 311,102; aggregate amount beneficially owned 3,612,384 (5.2% of the class)
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: REVIVA PHARMACEUTICALS HOLDINGS, INC.
Address of issuer's principal executive offices: 10080 N WOLFE ROAD, SUITE SW3-200, CUPERTINO, California (CA), 95014
Comment: This Amendment No. 5 (this Amendment) amends and supplements the Schedule 13D filed on December 21, 2020, as amended and supplemented by Amendment No. 1 filed on May 5, 2023, Amendment No. 2 filed on February 16, 2024, Amendment No. 3 filed on August 23, 2024 and Amendment No. 4 filed on December 20, 2024 (the Schedule 13D), by Dr. Laxminarayan Bhat (the Reporting Person) relating to the common stock, par value $0.0001 per share (Common Stock), of Reviva Pharmaceuticals Holdings, Inc., a Delaware corporation (the Issuer). Capitalized terms used but not defined in this Amendment have the respective meanings ascribed to such terms in the Schedule 13D. All references in the Schedule 13D and this Amendment to the Schedule 13D shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the filing date of this Amendment (the Filing Date), for purposes of Rule 13d-3 promulgated under the Act, the Reporting Person is the beneficial owner of an aggregate of 3,612,384 shares of Common Stock, which represents approximately 5.2% of the outstanding shares of Common Stock, based on 68,003,613 shares of Common Stock outstanding as of July 1, 2025, as reported directly by the Issuer to the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: Of the 3,612,384 shares of Common Stock reported as beneficially owned by the Reporting Person herein, for purposes of Rule 13d-3 under the Act, the Reporting Person: (A) has sole voting power and dispositive power with respect to an aggregate of 3,301,282 of such shares, consisting of (i) 2,478,856 shares of Common Stock held by the Reporting Person, and (ii) 822,426 shares of Common Stock issuable upon the exercise of options held by the Reporting Person that are exercisable or will be exercisable within 60 days of the Filing Date; and (B) may be deemed to share voting power and dispositive power with respect to an aggregate of 311,102 of such shares, consisting of (i) 5,388 shares of Common Stock held by the Reporting Person's spouse, and (ii) 305,714 shares of Common Stock issuable upon the exercise of options held by the Reporting Person's spouse that are exercisable or will be exercisable within 60 days of the Filing Date. The amount of shares reported as beneficially owned by the Reporting Person excludes (i) 298,025 shares of Common Stock underlying unvested options held by the Reporting Person and (ii) 103,629 shares of Common Stock underlying unvested options held by the Reporting Person's spouse, in each case that are not exercisable within 60 days of the Filing Date.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in the Common Stock or securities convertible into, exercisable for or exchangeable for, shares of Common Stock during the period commencing 60 days prior to the Filing Date.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise reported herein, no person or entity other than the Reporting Person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock reported on this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Bhat Laxminarayan: /s/ Laxminarayan Bhat, Laxminarayan Bhat (07/01/2025)